Invesco 225 Liberty Street New York, NY 10281 invesco.com

January 5, 2022
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Mr. David Manion and Mr. Alberto Zapata

Re:	AIM Variable Insurance Funds (Invesco Variable Insurance Funds) (the “Registrant”)
File No. 333-261468

Dear Mr. Manion and Mr. Zapata:

On behalf of the Registrant, below are responses to the comments conveyed telephonically by Mr. Manion on December 17, 2021 and Mr. Zapata on December 29, 2021 with regard to the Registrant’s registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganizations of Invesco V.I. Core Bond Fund into Invesco V.I. Core Plus Bond Fund and Invesco V.I. S&P 500 Index Fund into Invesco V.I. Equally-Weighted S&P 500 Fund (collectively, the “Funds”). The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on December 2, 2021, under Rule 488 (“Rule 488”) under the Securities Act of 1933 (the “Securities Act”).
Below we have provided your comments (in bold) and the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

Accounting Comments

1.	Comment:	On page 2 of the Proxy Statement/Prospectus under the heading captioned “What are the costs of the Reorganizations and who is responsible for paying the costs?” please explain why Invesco Advisers is picking up 50% of the total costs of the S&P 500 Reorganization.

Response:             The Registrant has added the following under this heading as requested:

Invesco Advisers has agreed to bear a portion of the S&P 500 Reorganization costs because it is not expected that the Fund will recoup those costs within a certain period following the completion of the S&P 500 Reorganization.

2.	Comment:	Please confirm supplementally that the Expense Tables and Expense Examples reflect each Fund’s current fees and expenses.

Response:             The Registrant confirms that the Expense Tables and Expense Examples reflect the current fees and expenses of each Fund.
3.	Comment:	On page 4 of the Proxy Statement/Prospectus, please add information on the fee waiver agreements pre-reorganization for the Target Fund and Acquiring Fund for the Core Bond Reorganization under the Expense Table.

Response:             The Registrant has added the following footnotes under the Expense Table for the Core Bond Reorganization as requested:

	Current		Pro Forma
	Invesco V.I. Core Bond Fund (Target Fund)	Invesco V.I. Core Plus Bond Fund (Acquiring Fund)	Invesco V.I. Core Plus Bond Fund (assumes Reorganization is completed)
	Series I	Series I	Series I
Shareholder Fees (Fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.59%	0.45%	0.45%
Distribution and Service (12b-1) Fees	None	None	None
Other Expenses	0.29%	0.45%	0.28%
Acquired Fund Fees and Expenses	0.03%	0.01%	0.01%
Total Annual Fund Operating Expenses	0.91%	0.91%	0.74%[3]
Fee Waiver and/or Expense Reimbursement	0.13%[1]	0.29%[2]	0.12%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.78%	0.62%	0.62%

	Current		Pro Forma
	Invesco V.I. Core Bond Fund (Target Fund)	Invesco V.I. Core Plus Bond Fund (Acquiring Fund)	Invesco V.I. Core Plus Bond Fund (assumes Reorganization is completed)
	Series II	Series II	Series II
Shareholder Fees (Fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None

Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.59%	0.45%	0.45%
Distribution and Service (12b-1) Fees	0.25%	0.25%	0.25%
Other Expenses	0.29%	0.45%	0.28%
Acquired Fund Fees and Expenses	0.03%	0.01%	0.01%
Total Annual Fund Operating Expenses	1.16%	1.16%	0.99%[3]
Fee Waiver and/or Expense Reimbursement	0.13%[1]	0.29%[2]	0.12%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.03%	0.87%	0.87%

*
Expense ratios reflect annual fund operating expenses as of June 30, 2021.  Pro forma numbers are estimated as if the Reorganization had been completed as of July 1, 2020 and the Acquiring Fund experienced a year of combined operations as of June 30, 2021 and do not include the estimated costs of the Reorganization. The Reorganization costs will be borne by Invesco Advisers.   For more information on the costs of the Reorganization, see “Costs of the Reorganizations” below.

1.
Invesco Advisers has contractually agreed to waive advisory fees and/or reimburse expenses of Series I and Series II shares to the extent necessary to limit Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (excluding Acquired Fund Fees and Expenses and certain items discussed below) of Series I and Series II shares to 0.75% and 1.00%, respectively, of the Fund’s average daily net assets (the “expense limits”). In determining the Invesco Advisers’ obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to exceed the numbers reflected above: (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary or non-routine items, including litigation expenses; and (v) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. Invesco Advisers has also contractually agreed to waive a portion of the Fund’s management fee in an amount equal to the net management fee that Invesco Advisers earns on the Fund’s investments in certain affiliated funds, which will have the effect of reducing Acquired Fund Fees and Expenses. Unless Invesco Advisers continues the fee waiver agreements, they will terminate on April 30, 2022 and June 30, 2022, respectively. During their terms, the fee waiver agreements cannot be terminated or amended to increase the expense limits or reduce the advisory fee waiver without approval of the Board of Trustees.

2.
Invesco Advisers has contractually agreed to waive advisory fees and/or reimburse expenses to the extent necessary to limit Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (excluding Acquired Fund Fees and Expenses and certain items discussed below) of Series I and Series II shares to 0.61% and 0.86%, respectively, of the Fund’s average daily net assets (the “expense limits”). In determining the Adviser’s obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to exceed the numbers reflected above: (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary or non-routine items, including litigation expenses; and (v) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. Invesco Advisers has also contractually agreed to waive a portion of the Fund’s management fee in an amount equal to the net management fee that Invesco Advisers earns on the Fund’s investments in certain affiliated funds, which will have the effect of reducing Acquired Fund Fees and Expenses. Unless Invesco Advisers continues the fee waiver agreements, they will terminate on April 30, 2022 and June 30, 2022, respectively. During their terms, the fee waiver agreements cannot be terminated or amended to increase the expense limits or reduce the advisory fee waiver without approval of the Board of Trustees.

3.
Effective upon the closing of the Reorganization, Invesco Advisers has contractually agreed, through April 30, 2023, to waive advisory fees and/or reimburse expenses to the extent necessary to limit Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (excluding Acquired Fund Fees and Expenses and certain items discussed below) of Series I and Series II shares to 0.61% and 0.86%, respectively, of the Acquiring Fund’s average daily net assets (the “expense limits”).  In determining the Adviser’s obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to exceed the limit reflected above: (i) interest; (ii) taxes; (iii) dividend expenses on short sales; (iv) extraordinary or non-routine items, including litigation expenses; and (v) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement.  Invesco Advisers has also contractually agreed, through June 30, 2023, to waive a portion of the Fund's management fee in an amount equal to the net management fee that Invesco Advisers earns on the Fund's investments in certain affiliated funds, which will have the effect of reducing Acquired Fund Fees and Expenses. During their terms, the fee waiver agreements cannot be terminated or amended to increase the expense limits or reduce the advisory fee waiver without approval of the Board of Trustees.

4.	Comment:	On page 4 of the Proxy Statement/Prospectus, under the Expense Table, please clarify whether Acquired Fund Fees and Expenses are subject to the post-reorganization fee waiver agreement for the Core Bond Reorganization.

Response:             The Registrant has clarified the disclosure to indicate that Acquired Fund Fees and Expenses are not subject to the post-reorganization fee waiver agreement for the Core Bond Reorganization.

5.	Comment:	On page 21 of the Proxy Statement/Prospectus under the heading captioned “Costs of the Reorganizations” please explain why Invesco Advisers is picking up 50% of the total costs of the S&P 500 Reorganization.

Response:             The Registrant has added the following under this heading as requested:

Invesco Advisers has agreed to bear a portion of the S&P 500 Reorganization costs because it is not expected that the Fund will recoup those costs within a certain period following the completion of the S&P 500 Reorganization.

6.	Comment:	On page 2 of the Statement of Additional Information under the heading captioned “Supplemental Financial Information” please add information about the Invesco V.I. S&P 500 Index Fund’s repositioning in connection with its reorganization.

Response:             The Registrant has added the following under this heading as requested:

The S&P 500 Reorganization will result in the sale of portfolio securities of the Invesco V.I. S&P 500 Index Fund following the Reorganization as the Invesco V.I. Equally-Weighted S&P 500 Fund’s portfolio managers align the combined portfolio with the Acquiring Fund’s investment strategy. Both the Invesco V.I. Equally-Weighted S&P 500 Fund’s portfolio and the Invesco V.I. S&P 500 Index Fund’s portfolio hold the same securities because both Funds seek to hold the constituents of the S&P 500 Index as a principal investment strategy. However, because the weightings of the securities within each Fund are different, as the Invesco V.I. Equally-Weighted S&P 500 Fund holds such constituents pursuant to its underlying index’s equal weighting methodology, and the Invesco V.I. S&P 500 Index Fund holds such constituents pursuant to its underlying index’s market capitalization-weighted methodology, a portion of the Invesco V.I. S&P 500 Index Fund’s holdings need to be sold to align with the Invesco V.I. Equally-Weighted S&P 500 Fund’s principal investment strategy to track its underlying index and the corresponding equal weighting methodology.

Disclosure Comments

7.	Comment:	In the Introduction to the Proxy Statement/Prospectus, please explain what “further action” the Board will consider if the shareholders of a Target Fund do not approve the Reorganization.

Response:             The Registrant has added the following as requested:

The Board has approved the Agreement and has determined that each Reorganization is in the best interests of the Target Fund and the corresponding Acquiring Fund and will not dilute the interests of the existing shareholders of the Target Fund or the Acquiring Fund. If shareholders of a Target Fund do not approve the Reorganization, the Board will consider what further action is appropriate, such as possible liquidation of a Target Fund. Neither Reorganization is contingent upon shareholder approval of the other Reorganization.

8.	Comment:	On page 1 of the Proxy Statement/Prospectus, please re-format the Target and Acquiring Funds charts into a table format to enhance readability.

Response:             The Registrant has re-formatted the charts as requested.

9.	Comment:	On page 2 of the Proxy Statement/Prospectus under the heading captioned “What are the costs of the Reorganizations and who is responsible for paying the costs?” please explain why Invesco Advisers is picking up 50% of the total costs of the S&P 500 Reorganization.

Response:             The Registrant has added the following under this heading as requested:

Invesco Advisers has agreed to bear a portion of the S&P 500 Reorganization costs because it is not expected that the Fund will recoup those costs within a certain period following the completion of the S&P 500 Reorganization.

Please also see Comments #1 and #5 above.

10.	Comment:	On page 3 of the Proxy Statement/Prospectus under the heading captioned “How do the Funds’ investment objectives, principal investment strategies and risks compare?” please provide a brief discussion of the Target Funds’ risks as compared to the Acquiring Funds’ risks.

Response:             The Registrant has added the following under this heading as requested:

With respect to the Core Bond Reorganization, the principal risks of the Target Fund and the Acquiring Fund are similar except that the Acquiring Fund is subject to the following risks that are not disclosed by the Target Fund: (1) High Yield Debt Securities (Junk Bond) Risk; (2) Collateralized Loan Obligations Risk; (3) Municipal Securities Risk; and (4) REIT Risk/Real Estate Risk. Further, the Target Fund is subject to the following risk that is not disclosed by the Acquiring Fund: Money Market Fund Risk.

With respect to the S&P 500 Reorganization, the principal risks of the Target Fund and the Acquiring Fund are substantially the same except that the Target Fund is subject to the following risk that is not disclosed by the Acquiring Fund: Sector Focus Risk.

11.	Comment:	On page 3 of the Proxy Statement/Prospectus under the heading captioned “How do the Funds’ expenses compare?” please include disclosure that the fees presented do not reflect fees associated with insurance-related products.

Response:             The Registrant has added the following under this heading as requested:

The tables below do not represent the effect of any fees or other expenses assessed in connection with your variable product, and if they did, expenses would be higher.

12.	Comment:	Please confirm supplementally that the Expense Tables and Expense Examples reflect each Fund’s current fees and expenses.

Response:             The Registrant confirms that the Expense Tables and Expense Examples reflect the current fees and expenses of each Fund.
13.	Comment:	On page 7 of the Proxy Statement/Prospectus under the heading captioned “How do the performance records of the Funds compare?” please include disclosure that the performance history presented does not reflect charges associated with insurance-related products.

Response:             The Registrant has added the following under this heading as requested:

The table below does not reflect charges assessed in connection with your variable product; if it did, the performance shown would be lower.

14.	Comment:	On page 11 of the Proxy Statement/Prospectus under the heading captioned “Can I transfer my account balance before the Reorganizations take place?” please disclose whether there are any costs associated with such transfers.

Response:             The Registrant has added the following under this heading as requested:
Please refer to your variable insurance contract for any fees associated with the transfer of account balances.

If you have any further questions or require further clarification of any response, please contact Mena Larmour, Esq. at (215) 564-8014, or in her absence, contact me at (212) 323-5231.
Regards, /s/ Adrienne Ruffle Adrienne Ruffle, Esq. Senior Counsel